Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated May 28, 2013

powerSHARES®

Japan's $1 Trillion Japanese Government Bond Buying Plan
A look at the unprecedented quantitative easing recently announced by the Bank of Japan.

April Volume, Flows & AUM
Monthly ETN Trends

Notebook

Invesco PowerShares ETN Monthly Report
May 2013 | *Data as of April 30, 2013*



Japan's $1 Trillion Japanese Government Bond Buying Plan

Invesco

Japan's $1 Trillion Japanese Government Bond Buying Plan

On April 4, 2013, the Bank of Japan (BOJ) introduced the "Quantitative and Qualitative Monetary Easing" policy in an attempt to achieve a 2% inflation target by the end of 2014. To achieve this target and end more than a decade of deflationary pressure, the BOJ stated it would double its monetary base and the amount of Japanese government bonds (JGBs).[1] The amount of easing is massive in scale, rivaling the nominal amount currently being used by the United States yet dwarfing it as a percentage of the overall size of the economy.

Country	GDP ($B)	Annualized Bond Purchases by Central Bank ($B)[2,3]	% of GDP
Japan	$5,867	$972	17%
United States	$14,491	$1,020	7%

Source: Bloomberg L.P. as of April 30, 2013. GDP per World Bank as of Dec. 31, 2011

Despite being less than half of the size of the US economy, Japan's bond purchases represent 95% of the nominal value of bond purchases being done by the US.

With a debt to GDP burden already north of 210%, the amount of easing not only adds to the country's mountain of debt but creates an interesting dynamic between short-term upward JGB pressure and future risks of higher rates/inflation.

JGB purchases by the central bank theoretically are bullish for JGBs in the short term, pushing yields lower and JGB prices higher. Risks of higher future interest rates/inflation, however, are also at work and JGB purchases may eventually result in higher yields and lower JGB prices. Perhaps illustrative of this growing dynamic, following the BOJ announcement, volatility in the 10-year JGBs spiked as 10-year JGB yields temporarily dropped from 54bps to 32bps but then spiked up to 65bps in a matter of hours.[4]

Volatility of JGB Yields


2.0%
1.6%
1.2%
0.8%
0.4%
0.0%
Low volatility in JGBs vanished after the BOJ announcement
02/12
04/12
06/12
08/12
10/12
12/12
02/13
04/13

Source: Bloomberg L.P., as of April 30, 2013

Following the Bank of Japan announcement uncertainty erupted in the JGB markets as demonstrated by the surge in volatility.

10 Year JGB Yields (%)


0.7%
0.6%
0.5%
0.4%
0.3%
4/3/13 10:30 PM
4/4/13 7:05 PM
4/4/13 8:50 PM
4/4/13 11:25 PM

Source: Bloomberg L.P., as of April 30, 2013

Prior to the BOJ's April Commencement, the Japanese Government Pension Investment Fund (JGPIF) expressed worry that the new inflation target would drive interest rates higher in the long term. With more than $770 billion invested in JGBs, the JGPIF, one of the largest investors of JGBs, announced in March they would be conducting a review of their JGB positions in April and May.[5] Any allocations away from JGBs may trigger even higher amounts of volatility within the JGB market.

Leading up to and following the Bank of Japan's announcement, the market has witnessed large increases in both the JPY/USD and the Japanese equity market. The massive amount of JGB bond buying announced by the BOJ, however, has further increased levels of volatility to the JGB market, leaving the future of JGB yields in an increased state of uncertainty.

ETNs to Consider

- **JGBS** PowerShares DB **Inverse Japanese Govt Bond Futures** ETN
- **JGBD** PowerShares DB **3x Inverse Japanese Govt Bond Futures** ETN
- **JGBL** PowerShares DB **Japanese Govt Bond Futures** ETN
- **JGBT** PowerShares DB **3x Japanese Govt Bond Futures** ETN

The Bank of Japan anticipates increasing the amount of JGBs on its balance sheet from $910 billion to nearly $2 trillion and doubling the monetary base by the end of 2014.

About PowerShares DB Japanese Govt Bond Futures ETNs:

- Allow investors to take a long or short exposure to Japanese interest rates on unleveraged or 3x leveraged basis through Japanese sovereign bond futures
- Provide exposure to 10-year JGB futures contracts (current duration of 9)
- Monthly, not daily, leverage resets
- Yen exposure is limited to intra-month returns only
- The only ETPs that offer exposure to Japanese sovereign bond market

A Massive Expansion of the Bank of Japan Balance Sheet

USD (billions)	2012 (actual)	2013 (projected)	2014 (projected)
Monetary Base	**1,411**	2,045	**2,761**
Assets			
Japanese Government Bonds (JGBs)	**910**	1,432	**1,943**
CP	21	22	22
Corporate Bonds	30	33	33
Exchange-Traded Funds (ETFs)	15	26	36
Japan Real Estate Investment Trusts	1	1	2
Loan Support Program	33	133	184
Total Assets (including others)	**1,616**	**2,250**	**2,966**
Liabilities			
Banknotes	890	900	920
Current Deposits	481	1,094	1,790
Total Liabilities (including others)	**1,616**	**2,250**	**2,966**

Source: Bank of Japan as of April 4, 2013. Currency adjustment back to USD uses April 29 exchange rate

1 Source: Introduction of the "Quantitative and Qualitative Monetary Easing", Bank of Japan, April 4, 2013
2 Source: BOJ to Nearly Double Monthly JGB Purchases, Reuters, April 4, 2013
3 Source: Federal Reserve Keeps Stimulus Going Full Speed, USA Today, May 1, 2013
4 Source: Bloomberg L.P., April 5, 2013
5 Source: Japan Pension Fund Has Too Many Bonds on Abe Plan. Bloomberg News, Feb. 2, 2013

Data from Bloomberg L.P., as of April 30, 2013
unless otherwise noted

April 2013
Exchange-Traded Note (ETN) Trading Volume

10 Products with **Highest Volume** in April ($M)

Ticker	Name	ADTV	Amount Outstanding	Daily Turnover
VXX	iPATH S&P 500 VIX Short-Term Futures	$1,139	$1,175	68%
XIV	VELOCITYSHARES INV VIX SH-TM	$378	$656	79%
AMJ	JPMorgan Alerian MLP	$67	$5,795	1%
TVIX	VelocityShares Daily 2x VIX Short Term	$26	$156	15%
DGP	PowerShares DB Gold Double Long	$19	$283	20%
USLV	VelocityShares 3x Silver ETN	$17	$91	1%
DGAZ	VelocityShares Daily 3x Inverse Nat. Gas ETN	$14	$61	22%
OIL	iPath Goldman Sachs Crude Oil Total Return	$14	$373	3%
DSLV	VelocityShares 3x Inverse Silver ETN	$13	$23	20%
DJP	iPath Dow Jones-UBS Commodity Total Return	$12	$1,768	12%

ETN Volume

$40.8 Billion

$40.8 billion traded in ETNs during April up 18.6% from last month.

ETN Top Volume Categories in April



70%
60%
50%
40%
30%
20%
10%
0%
Volatility
Inverse Volatility
Commodity
MLPs
Precious Metals
Others

Most Traded ETN Product Type

Volatility

In April, volatility-based ETNs made up 64% of total ETN dollar volume traded.

Monthly ETN $ Volume



ETN $ Volume (Billions)
$80
$70
$60
$50
$40
$30
$20
$10
$0
CBOE VIX Index
50
40
30
20
10
0
2/12
3/12
4/12
5/12
6/12
7/12
8/12
9/12
10/12
11/12
12/12
1/13
2/13
3/13
4/13
ETN $ Volume (Billions)
— CBOE VIX Index

April 2013
ETN Assets & Net Flows

Total ETN Assets

$17.9 Billion

ETN assets.
In April, total assets in US-listed ETNs were up 0.5%, increasing by $95 million to $17.9 billion.

ETN net flows.
ETN flows were up in April with a total net inflow of $407 million. Inverse volatility and MLP based products saw the largest inflows with $210 million and $171 million, respectively. The largest outflows come from commodity and inverse commodity-based products, with $70 million and $42 million in outflows, respectively.

Product-related news.
April saw one new ETN launched.

By Investment Objectives (Ranked by April Net Flows)

		Amount Outstanding - $M			Net Flows - $M	
	#ETNs	4/30/13	ΔApr.	ΔYTD	Apr.	ΔYTD
Inverse Volatility	4	702	212	261	210	72
MLPs	10	7,545	219	1,657	171	497
Volatility	8	1,572	-35	92	84	802
U.S. Equity	30	1,157	81	219	64	108
Inverse Precious Metals	5	81	26	32	17	20
Real Estate	2	92	16	48	16	35
Sovereign Debt	11	102	11	5	4	0
Currency	12	144	-3	-3	0	-3
Inverse International/Global Equity	2	7	-1	-1	0	0
Inverse MLPs	1	5	0	-1	0	0
Inverse U.S. Equity	2	15	0	-6	0	-3
Absolute Return	10	198	-2	-21	0	-24
Inverse Absolute Return	2	9	-3	-15	-3	-15
Inverse Sovereign Debt	9	202	-16	-37	-4	-26
International/Global Equity	5	472	4	-19	-14	-26
Precious Metals	11	591	-172	-211	-24	24
Inverse Commodity	12	219	-31	67	-42	70
Commodity	67	4,811	-212	-278	-70	-103
Totals	**203**	**17,926**	**95**	**1,788**	**407**	**1,428**

By Provider (Ranked by April Assets)

		Amount Outstanding - $M			Net Flows - $M	
	#ETNs	4/30/13	ΔApr.	ΔYTD	Apr.	ΔYTD
JP Morgan	3	5,809	48	926	-	-
iPath	70	5,161	-144	-209	18	459
E-TRACS	34	1,651	91	443	110	326
ELEMENTS	10	1,180	-72	-35	-39	4
VelocityShares	18	1,129	161	279	263	339
PowerShares DB	32	741	-148	-130	-105	-30
Credit Suisse Asset Management	7	645	96	209	92	139
Barclays	9	531	64	108	59	82
UBS	2	392	13	124	8	43
RBS	8	298	3	84	-	67
Goldman Sachs	2	246	-13	-12	-	-
Morgan Stanley	6	138	-3	4	-	-
Keynotes	1	4	0	0	-	-
Citigroup	1	2	0	-3	-	-
Totals	**203**	**17,926**	**95**	**1,788**	**407**	**1,428**

The net flow numbers by ETN sponsors is an approximate calculation based on outstanding number of ETNs and repurchase value available on Bloomberg. Δ represents change.

April 2013

10 Products with **Highest Net Inflows** in April ($M)

Ticker	Name	Flows	Ending Amount
XIV	VelocityShares INV VIX SH-TM	217	656
VXX	iPATH S&P 500 VIX Short-Term Futures	86	1,175
MLPN	Credit Suisse Cushing 30 MLP Index ETN	75	485
MLPI	UBS E-TRACS Alerian MLP Infrastructure ETN	67	817
VQT	Barclays ETN+ S&P VEQTOR ETN	34	357
USLV	VelocityShares 3x Silver ETN	28	91
ATMP	Barclays ETN+ Select MLP ETNs	23	112
DGAZ	VelocityShares Daily 3x Inverse Natural Gas ETN	21	61
MORL	ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN	16	76
SLVO	Credit Suisse Silver Shares Covered Call ETN	16	16

ETN with Highest Net Inflows in April

XIV

VelocityShares INV VIX SH-TM

▲ $217 Million

10 Products with **Highest Net Outflows** in April ($M)

Ticker	Name	Flows	Ending Amount
DGP	PowerShares DB Gold Double Long	-56	283
DTO	PowerShares DB Crude Oil Double Short	-46	59
DJP	iPath Dow Jones-UBS Commodity Total Return	-40	1,768
RJA	ELEMENTS Rogers Intl. Commodity Index - Agriculture	-30	350
DZZ	PowerShares DB Gold Double Short	-16	66
UGAZ	Velocityshares 3X Long Natur	-15	28
INP	iPath MSCI India	-14	438
DTYS	iPATH US TSY 10Y BEAR	-12	47
XVZ	iPATH S&P 500 DYNAMIC VIX ETN	-7	165
JJS	iPath Dow Jones-UBS Softs Sub Total Return	-7	8

ETN with Highest Net Outflows in April

DGP

PowerShares DB Gold Double Long

▼ $56 Million

Appendix

Putting issuer credit risk in perspective: sovereign entity credit risk versus ETN issuer credit risk.

A CDS is quoted as a percentage premium paid by an investor to protect a notional dollar value of credit exposure. For example if an investor wanted to protect $1 million of exposure to Company "XYZ" and the prevailing CDS rate on "XYZ" was 100 basis points, it would mean the investor would pay $10,000 per year for protection on their $1 million exposure.

5-Year Credit Default Swaps For Nine Largest Countries in the World by Nominal GDP



Today
1-Mo
3-Mo
6-Mo
1-Year
basis points
600
500
400
300
200
100
0
USA
China
Japan
Russia
Germany
France
UK
Brazil
Italy

5-Year Credit Default Swaps For All ETN Issuers



Today
1-Mo
3-Mo
6-Mo
1-Year
basis points
500
400
300
200
100
0
Deutsche Bank
Barclays
UBS
Credit Suisse
Morgan Stanley
RBS
JPMorgan
Goldman Sachs
Citigroup
Svenska Handelsbanken AB

Most recent issuer credit ratings.

Credit ratings are assigned by Nationally Recognized Statistical Rating Organizations based on assessment of the credit worthiness of the underlying bond issuers. The ratings range from AAA (highest) to D (lowest) and are subject to change. Not rated indicates the debtor was not rated, and should not be interpreted as indicating low quality. For more information on rating methodologies, please visit the following NRSRO websites: standardandpoors.com and select "Understanding Ratings" under Rating Resources; moodys.com and select "Rating Methodologies" under Research and Ratings.

Credit Rating by Issuer[1]

Issuer	S&P Credit Rating	Moody's Credit Rating	Fitch Credit Rating
Barclays	A	A3	A
UBS	A	A2	A
DB	A+ *-	A2	A+
Credit Suisse	A	n/a	A
Svenska Handelsbanken AB	AA-	Aa3	AA-
Morgan Stanley	A-	Baa1	A
RBS	A	Aa3	A
JPMorgan	A	A2	A+
Goldman Sachs	A-	A3	A
Citigroup	A-	n/a	A

Source: Bloomberg, L.P., as of Apr. 30, 2013

1 The ETNs are not rated by an independent rating agency. An issuer credit rating is not a recommendation to purchase, sell, or hold a financial obligation issued by an obligor, as it does not comment on market price or suitability for a particular investor.

PowerShares Product Strategy & Research Team
John Feyerer, CFA, *VP, Product Strategy & Research*
Jason Stoneberg, CFA, *Director of ETF Research*
Graham Day, *Sr. Alternative Asset Product Strategist*
Joe Becker, *Sr. Income Product Strategist*
Taylor Ames, *Sr. Equity Product Strategist*
Brad Smith, *ETF Research Analyst*

How to Contact:
PowerShares Product Strategy & Research Team
email research@invescopowershares.com

Invesco PowerShares
email info@invescopowershares.com *call* 800 983 0903
web invescopowershares.com *twitter* @PowerShares

Author of *ETN Notebook*
Graham Day, *Sr. Alternative Asset Product Strategist*

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and these offerings. You may get these documents for free by visiting powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may request a copy from any dealer participating in this offering.

Important Risk Considerations

Each ETN offers investors exposure to the month-over-month performance of its respective index measured from the first calendar day to the last calendar day of each month and the amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the respective index during the term of the ETNs. The inverse or leveraged ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term inverse or leveraged investment results by means of securities that reset their exposure monthly, resulting in the compounding of monthly returns. *Investing in the ETNs is not equivalent to a direct investment in the applicable index or index components. The principal amount is also subject to the monthly application of the investor fee, which can adversely affect returns.* There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances of your ETNs may not be offset by any beneficial monthly performances.

The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversification, full principal at risk, uncertain tax treatment, trade price fluctuations, illiquidity and leveraged losses. The investor fee will reduce the amount of your return at maturity or upon redemption of your ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the ETNs is zero, the relevant ETNs will be accelerated and you will lose your entire investment in such ETNs. As described in the pricing supplement, Deutsche Bank may redeem the ETNs for an amount in cash equal to the repurchase value.

The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply. Sales in the secondary market may result in losses.

The ETNs provide concentrated exposure to 10-year JGB futures contracts. The market value of the ETNs may be influenced by many unpredictable factors, including, among other things, changes in supply and demand relationships, changes in interest rates, changes in currency exchange rates, and monetary and other governmental actions, each in the US or Japan. The market value of the ETNs does not necessarily correlate to changes in Japan's credit status.

The 3x JGB Futures ETN and the 3x Inverse JGB Futures ETN are leveraged investments. As such, they are likely to be more volatile than unleveraged investments. There is also a greater risk of loss of principal associated with leveraged investments than with unleveraged investments.

Certain marketing services may be provided for these products by Invesco Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco Distributors, Inc. nor Invesco PowerShares Capital Management LLC is affiliated with Deutsche Bank.

An investor should consider the ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the ETNs involves risks, including the loss of some or all of the principal amount. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

Long JGB ETN prospectus.

Short JGB ETN prospectus.